September 15, 2015

Via EDGAR

Ms. Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549.

Re:	Forest City Realty Trust, Inc. —
Registration Statement on Form S-4 File No. 333-205607

Dear Ms. Barros:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forest City Realty Trust, Inc. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form S-4, File No. 333-205607, as amended (the “Registration Statement”), be accelerated to 5:00 P.M., Eastern Time, on Tuesday, September 15, 2015 or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Please contact Benjamin R. Weber of Sullivan & Cromwell LLP at (212) 558-3159 with any questions you may have. In addition, please notify Mr. Weber when this request for acceleration has been granted.

Very truly yours,

FOREST CITY REALTY TRUST, INC.

/s/ Geralyn M. Presti
Geralyn M. Presti
Executive Vice President, General Counsel and Secretary

cc:	Wilson Lee

Daniel Gordon

Jerard Gibson

(Securities and Exchange Commission)

Benjamin R. Weber, Esq.

(Sullivan & Cromwell LLP)

Thomas A. Aldrich, Esq.

(Thompson Hine LLP)